T. Rowe Price®
INVEST WITH CONFIDENCE

September 22, 2022

**VIA EDGAR**

Ms. Amanda Ravitz and Ms. Barbara Jacobs
United States Securities and Exchange Commission
Division of Corporate Finance
Disclosure Review Program
100 F Street, N.E.
Washington, D.C 20549-0405

**Re: T. Rowe Price Group, Inc.**
**Definitive Proxy Statement on Schedule 14A**
**Filed March 23,2022**
**File No. 000-32191**

Dear Ms. Ravitz and Ms. Jacobs:

Please consider this letter an acknowledgement of the comments of the Staff of the Division of Corporation Finance (the "***Staff***") contained in the Staff's letter dated September 20, 2022, with respect to the Definitive Proxy Statement on Schedule 14A filed March 23, 2022, for the year ended December 31, 2021, filed by T. Rowe Price Group, Inc.

I can confirm that, pursuant to your request, we will evaluate and enhance our future proxy disclosures in accordance with the topics discussed in the letter as well as any material developments to our risk oversight structure.

Sincerely,

David Oestreicher
General Counsel and Corporate Secretary

cc: Jean-Marc Corredor, T. Rowe Price Group, Inc. (jean-marc.corredor@troweprice.com)

T. Rowe Price Group, Inc.
troweprice.com
100 East Pratt Street
Baltimore, MD 21202
P.O. Box 89000
Baltimore, MD 21289